RESTATED

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(in thousands of US dollars)
	June 30	December 31
	2004	2003
(Restated - note 3)
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$ 53,979	$ 14,191
Short-term investments	64,757	74,938
Accounts receivable, net of $nil provision for doubtful accounts	10,322	7,545
Inventories	5,777	6,612
Deferred loss and unrealized gain on commodity contracts	408	-
Prepaid expenses	2,319	1,289
Total Current Assets	137,562	104,575
Mineral property, plant and equipment - note 4	85,766	83,574
Investment and non-producing properties - note 5	84,434	83,873
Direct smelting ore	3,436	3,901
Other assets	4,826	3,960
Total Assets	$ 316,024	$ 279,883

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 9,135	$ 10,525
Advances for metal shipments	2,632	4,536
Current portion of bank loans and capital lease - note 7	14	2,639
Current portion of other non-current liabilities	426	4,948
Total Current Liabilities	12,207	22,648
Deferred revenue	780	865
Bank loans and capital lease - note 7	332	10,803
Liability component of convertible debentures - note 6	187	19,116
Provision for asset retirement obligation and reclamation	21,202	21,192
Provision for future income tax	19,035	19,035
Severance indemnities and commitments	3,158	2,126
Total Liabilities	56,901	95,785

SHAREHOLDERS' EQUITY
Share capital
Authorized: 100,000,000 common shares with no par value
Issued:
December 31, 2003 - 53,009,851 common shares
June 30, 2004 - 66,638,380 common shares	377,091	225,154
Equity component of convertible debentures - note 6	690	66,735
Additional paid in capital	11,858	12,752
Deficit	(130,516)	(120,543)
Total Shareholders' Equity	259,123	184,098
Total Liabilities and Shareholders' Equity	$ 316,024	$ 279,883

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
(Restated - note 3)		(Note 2)	(Restated - note 3)	(Note 2)
Revenue	$ 21,179	$ 12,553	$ 36,887	$ 20,375
Expenses
Operating	16,531	11,333	27,699	18,762
General and administration	1,202	582	2,005	983
Depreciation and amortization	2,008	462	4,153	933
Stock-based compensation	684	714	1,124	1,201
Reclamation	301	77	603	156
Exploration and development	1,137	492	1,665	988
Interest	289	178	757	337
	22,152	13,838	38,006	23,360

Loss from operations	(973)	(1,285)	(1,119)	(2,985)
Gain on sale of concessions (note 4)	3,583	-	3,583	-
Debt settlement expenses	(1,311)	-	(1,311)	-
Gain (loss) on commodity contracts	1,836	-	(378)	-
Other income	217	129	554	238
Net income (loss) for the period	$ 3,352	$ (1,156)	$ 1,329	$ (2,747)

Loss per share - note 8	$ (0.09)	$ (0.02)	$ (0.17)	$ (0.05)

Weighted average number of shares outstanding	65,073,833	51,947,530	59,564,028	50,849,874

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP..
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	Three months ended	Six months ended
	June 30,	June 30,
	2004	2003	2004	2003
Operating activities	(Restated - note 3)		(Restated - note 3)
Net income (loss) for the period	$ 3,352	$ (1,156)	$ 1,329	$ (2,747)
Reclamation expenditures	(230)	-	(592)	-
Gain on sale of concessions	(3,583)	-	(3,583)	-
Items not involving cash
Depreciation and amortization	2,008	462	4,153	933
Interest accretion on convertible debentures	97	-	366	-
Stock-based compensation	684	714	1,124	1,201
Debt settlement expenses	1,208	-	1,208	-
Compensation expense	245	-	245	-
Asset retirement and reclamation accretion	301	77	603	156
Unrealized loss on commodity contracts	(2,065)	-	(408)	-
Operating cost provisions	358	146	853	499
Changes in non-cash working capital items	(1,880)	(3,389)	(5,196)	(2,840)
	495	(3,146)	102	(2,798)

Financing activities
Shares issued for cash	943	1,975	61,005	2,698
Shares issue costs	(96)	(7)	(180)	(7)
Convertible debentures payments	(11,213)	-	(13,520)	-
Capital lease repayment	(75)	(75)	(75)	(75)
Proceeds from bank loans	-	4,000	-	8,000
Repayment of bank loans	(12,614)	(406)	(13,021)	(938)
	(23,055)	5,487	34,209	9,678

Investing activities
Mineral property, plant and equipment expenditures	(2,665)	(3,648)	(6,008)	(8,063)
Investment and non-producing property expenditures	(318)	(255)	(554)	(377)
Acquisition of cash of subsidiary	-	-	-	2,393
Proceeds from sale of concessions	3,583	-	3,583	-
Proceeds from sale of marketable securities	10,434	-	10,456	-
Other	(2,000)	139	(2,000)	120
	9,034	(3,764)	5,477	(5,927)

(Decrease) increase in cash and cash equivalents during the period	(13,526)	(1,423)	39,788	953
Cash and cash equivalents, beginning of period	67,505	12,561	14,191	10,185
Cash and cash equivalents, end of period	$ 53,979	$11,138	$ 53,979	$ 11,138

Supplemental disclosure of non-cash financing and investing activities
Shares issued for compensation	$ 245	$ -	$ 245	$ -
Shares issued for acquisition of subsidiary	-	-	-	64,228
Shares issued for conversion of convertible debentures	88,848	-	88,848	-
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Shareholders' Equity
For the six months ended June 30, 2004
(Unaudited - in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid in
	Shares	Amount	Debentures	Capital	Deficit	Total

Balance, December 31, 2002	43,883,454	$ 161,108	$ -	$ 1,327	$ (106,943)	$ 55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issued on acquisition of Corner Bay
Silver Inc.	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Issue of convertible debentures	-	-	63,201	-	-	63,201
Accretion of convertible debentures	-	-	3,534	-	(3,534)	-
Convertible debenture issue costs	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Stock-based compensation	-	-	-	1,124	-	1,124
Exercise of stock options	603,695	6,106	-	(2,018)	-	4,088
Exercise of share purchase warrants	539,834	1,918	-	-	-	1,918
Shares issued for cash	3,333,333	55,000	-	-	-	55,000
Shares issue costs	-	(180)	-	-	-	(180)
Shares issued on conversion of						-
convertible debentures (note 6)	9,135,043	88,848	(68,883)	-	(8,464)	11,501
Issued as compensation	16,624	245	-	-	-	245
Accretion of convertible debentures	-	-	2,838	-	(2,838)	-
Net income for the period (Restated)	-	-	-	-	1,329	1,329
Balance, June 30, 2004	66,638,380	$ 377,091	$ 690	$ 11,858	$ (130,516)	$ 259,123

See accompanying notes to consolidated financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

1.

Basis of presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2003 which is included in the Company’s 2003 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.  Significant differences from United States generally accepted accounting principles are described in note 10.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements.

2.

Change in accounting policies (Restated)

a)

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments”.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002.  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $1,124,000 for the six months ended June 30, 2004 (six months ended June 30, 2003 - $1,201,000) for stock options granted to employees and directors.  The fair value of the stock options granted during the six months ended June 30, 2004 was determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58 per cent, weighted average expected life of 3.5 years and weighted average annual risk free rate of 4.03 per cent.

b)

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets.  The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount.  The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.  The change in accounting policy did not have a significant impact on reported results of operations in any period presented.

c)

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13").  AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  The adoption of AcG-13 had the effect of increasing unrealized loss on commodity contracts and deferred loss on commodity contracts by $1.5 million, as of January 1, 2004.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

3.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	June 30	June 30
	2004	2004
Consolidated Balance Sheets

Deferred loss and unrealized gain on commodity contracts	$-	$408
Deficit	$(130,924)	$(130,516)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Three Month Ended	Three Month Ended
	June 30, 2004	June 30, 2004

Revenue	$20,950	$21,179
Mine operating earnings	$2,411	$2,640
Gain on commodity contracts	$-	$1,836
Net income for the period	$1,287	$3,352
Adjusted net loss for the period attributable to common shareholders	$(7,895)	$(5,830)
Basic and diluted loss per share	$(0.12)	$(0.09)

	As Previously Reported	As Restated
Consolidated Statement of Operations	Six Month Ended	Six Month Ended
	June 30, 2004	June 30, 2004
Revenue	$36,101	$36,887
Mine operating earnings	$4,249	$5,035
Loss on commodity contracts	$-	$(378)
Net income for the period	$921	$1,329
Adjusted net loss for the period attributable to common shareholders	$(10,381)	$(9,973)
Basic and diluted loss per share	$(0.17)	$(0.17)

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

4.

Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	June 30, 2004			December 31, 2003
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Mineral properties
La Colorada mine, Mexico	$4,153	$-	$4,153	$4,153	$-	$4,153
Huaron mine, Peru	1	-	1	1	-	1
	4,154	-	4,154	4,154	-	4,154

Plant and equipment
La Colorada mine, Mexico	12,446	(756)	11,690	10,332	(360)	9,972
Huaron mine, Peru	14,417	(4,083)	10,334	14,417	(3,426)	10,991
Quiruvilca mine, Peru	15,410	(15,410)	-	15,410	(15,410)	-
Other	3,229	(540)	2,689	3,161	(503)	2,658
	45,502	(20,789)	24,713	43,320	(19,699)	23,621

Mine development and others
La Colorada mine, Mexico	33,030	(2,337)	30,693	31,892	(1,113)	30,779
Huaron mine, Peru	35,500	(9,294)	26,206	32,820	(7,800)	25,020
Quiruvilca mine, Peru	10,046	(10,046)	-	10,046	(10,046)	-
	78,576	(21,677)	56,899	74,758	(18,959)	55,799

	$128,232	$(42,466)	$85,766	$122,232	$(38,658)	$83,574

On June 28, 2004 the Company completed the sale of certain surface properties and mineral concessions to Barrick Gold Corporation for $3,583,000.  Due to the write-off of the Quiruvilca mine in 2002 these properties and concessions had a $nil carrying value and recognized a gain of $3,583,000.

5.

Investment and non-producing properties

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment properties are charged to operations in the period they are incurred.

Investment and non-producing properties consists of:

June 30		December 31
	2004	2003
Investment properties
Waterloo, USA	$1,000	$1,000
Tres Cruces, Hog Heaven and others	785	785
	1,785	1,785
Non-producing properties
Alamo Dorado, Mexico	80,637	80,076
Manantial Espejo, Argentina	2,012	2,012
	82,649	82,088
	$84,434	$83,873

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

6.

Convertible debentures

In 2003 the Company completed an offering of $86,250,000 convertible, unsecured senior subordinated debentures (the “Debentures), which mature on July 31, 2009.  The Debentures bear interest at a rate of 5.25 per cent per annum, payable semi-annually on January 31 and July 31 of each year, beginning on January 31, 2004.  The Company has the option to discharge interest payments from the proceeds on the sale of common shares of the Company issued to a trustee for the purposes of converting such shares into cash.

In March 2004 the Company announced the terms of an offer (the “Offer”), which was open between April 7, 2004 and May 21, 2004, to induce the holders of the Debentures to convert their holdings into 106.929 common shares of the Company plus cash of $131.25 for every $1,000 principal amount of the Debentures.  Pursuant to this Offer the Company issued 9,135,043 common shares and made cash payments totaling $11,213,000 to the holders of $85,431,000 principal amount of the Debentures which accepted the Company’s offer for conversion.  Debt settlement expenses of $1,311,000 for interest, professional and other fees have been charged to earnings.

7.

Bank loans

During the second quarter of 2004, the Company repaid both its Huaron pre-production and La Colorada project loan facilities by making payments totaling $12,614,000.

The La Colorada project loan with the International Financial Corporation stipulates that the Company will be required to make an additional payment on the May 15th of each year until 2009 if the average price of silver for the preceding calendar year exceeded $4.75 per ounce.  Such payment would be equal to 20 per cent of the positive difference between the average price of silver for the year and $4.75 multiplied by the number of ounces of silver produced divided by $9,500,000 and multiplied by the scheduled loan balance at the end of the year.  As at June 30, 2004, the Company has accrued $358,000 with respect to this additional payment.  This additional payment is treated as a royalty for accounting purposes and had been recorded as a reduction against our metal sales.

8.

Share capital

During the six-month period ended June 30, 2004 the Company:

i)

issued 9,135,043 common shares at a value of $88,848,000 to the holders of $85,431,000 principal amount, senior subordinated convertible debentures to induced conversion of the convertible debentures;

ii)

issued 3,333,333 common shares at $16.50 per share, for net proceeds of $54,820,000, after legal, accounting and other fees;

iii)

issued 603,695 common shares for proceeds of $4,088,000 in connection with the exercise of employees and directors stock options;

iv)

issued 539,834 common shares for proceeds of $1,918,000 in connection with the exercise of share purchase warrants; and

v)

issued 16,624 common shares at a value of $245,000 for compensation expense.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

The following table summarizes information concerning stock options outstanding as at June 30, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at June 30, 2004	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at June 30, 2004	Weighted Average Exercise Price
$3.39 - $6.90	2004	5,036	1.70	5,036	$6.88
$8.95	2005	44,077	8.10	44,077	$8.95
$3.73 - $7.27	2006	134,666	22.52	98,000	$4.69
$7.21 - $7.53	2007	404,000	40.95	370,000	$7.49
$6.64 - $10.76	2008	574,231	48.49	69,231	$7.43
$12.31 - $16.79	2009	382,000	56.38	142,000	$13.87
$3.73	2010	222,000	77.60	222,000	$3.73
		1,766,010	49.01	950,344	$8.37

During the six months ended June 30, 2004, the Company recognized $1,124,000 of stock compensation expense consisting of $563,000 for options issued in 2004 and $561,000 for options issued in 2003.

As at June 30, 2004 there were warrants outstanding to allow the holders to purchase 3,814,662 common shares of the Company at Cdn$12.00 per share.  These warrants expire on February 20, 2008.

9.

Loss per share (Restated)

The following table presents the adjustments to net income (loss) to arrive at the net loss available to common shareholders in computing basic loss per share.

	Three months			Six months
		ended		ended
	June 30,			June 30,
	2004		2003	2004	2003
			(Note 2)		(Note 2)
Net income (loss) for the period	$3,352		$(1,156)	$1,329	$(2,747)
Adjustments:
Charges relating to conversion of
convertible debentures	(8,464)		-	(8,464)	-
Accretion of convertible, unsecured senior
subordinated debentures	(718)		-	(2,838)	-
Adjusted net loss for purpose of
determining basic loss per share	$(5,830)		$(1,156)	$(9,973)	$(2,747)
Loss per share	$(0.09)		$(0.02)	$(0.17)	$(0.05)

For the six months ended June 30, 2004, potentially dilutive securities totaling 5,666,252 shares (2003 – 6,723,475) have been excluded from the calculation, as their effect would be anti-dilutive.

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

10.

Segmented information (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

For the three months ended June 30, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 21,757	$ (578)	$ -	$ 21,179
Net income (loss) for the period	5,736	(1,440)	(944)	3,352
Segmented assets	$ 114,688	$ 111,852	$ 89,484	$ 316,024

For the three months ended June 30, 2003 (Note 2)
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 12,553	$ -	$ -	$ 12,553
Net income (loss) for the period	367	(1,260)	(263)	(1,156)
Segmented assets	$ 93,409	$ 7,673	$ 86,290	$ 187,372

For the six months ended June 30, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 38,152	$ (1,265)	$ -	$ 36,887
Net income (loss) for the period	7,018	(4,241)	(1,448)	1,329
Segmented assets	$ 114,688	$ 111,852	$ 89,484	$ 316,024

For the six months ended June 30, 2003 (Note 2)
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 20,375	$ -	$ -	$ 20,375
Net loss for the period	(14)	(2,124)	(609)	(2,747)
Segmented assets	$ 93,409	$ 7,673	$ 86,290	$ 187,372

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at June 30, 2004 and 2003 and for the three months and six months then ended

(Tabular amounts are in thousands of US dollars, except for shares)

11.

Subsequent event

As previously announced on February 9, 2004 the Company has launched its $36,700,000 cash offer, through the Peru Stock Exchange, to purchase the voting shares of Compania Minera Argentum S.A. (“Argentum”).  Argentum’s principal asset is the Morococha silver mine located in central Peru, 150 kilometres northeast of Lima.  The Company has a lock-up agreement to acquire 92 per cent of Argentum’s voting shares.  The offer is expected to close in the third quarter 2004.

In addition, the Company has acquired, for $1,500,000, 100 per cent of Compania Minera Natividad (“Natividad”), which holds numerous adjacent mineral concessions in proximity to the Morococha mine.  The Company intends to combine Natividad with Argentum, which will give the Company an 81 per cent interest in the Morococha silver mine.